SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Eletrobras Termonuclear S/A (“Eletronuclear”) and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).
Issuer Relationships	Eletronuclear is a subsidiary of Eletrobras, controlled by the Federal Government; BNDES is controlled by the Federal Government.
Date of the transaction	May 21, 2021
Object of the Agreement	First term of amendment to the project structuring contract that aims to provide technical services for structuring the legal, economic, and operational model of partnership with the private sector for the construction, maintenance and exploration of the Nuclear Power Plant Angra 3.
Main Terms and Conditions

General conditions:

Contract: Contract Date: 10/25/2019 Term: 36 months

Success rate contract, corresponding to BNDES remuneration of 0.2% of the amount raised for the transaction, and the reimbursement of expenses with third party services.

From the First Term of Addition (Addendum):

Addendum Date: 5/21/2021 Term: original of the contract

Amount of the amendment: BRL 109,751 thousand, with the total value of the contract at BRL 129,246 thousand.

The purpose of this amendment is only to adjust the ceiling of the amount of reimbursement for third-party services contracted by BNDES. Such an addition was necessary in view of the greater depth of third-party technical services demanded by the alternative model for the completion of Angra 3 approved by the Board of the Investment Partnerships Program on June 10, 2020.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Detailed justification of the reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

The contract provides for the BNDES' remuneration in the form of risk and consists of 0.2% of the amount determined when entering into debt collection contracts (apart from the reimbursement of expenses with third-party services).

The Success Rate is the mechanism provided for in the National Privatization Program, regulated by Law 9.491/1997, which in its article 21 establishes:

Art. 21. The National Privatization Fund Manager will have a remuneration of 0.2% (two tenths percent) of the net value calculated on the disposals to cover its operating costs, as well as the reimbursement of expenses incurred with third parties, necessary for the execution of the privatization processes provided for in this Law.

This remuneration rate was, by analogy, applied in the Angra 3 process, which started at PPI in the form of structuring a public-private partnership.

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.

Presidential Decree No. 9915/2019 qualified Angra 3 in the Investment Partnership Program (PPI). The sole paragraph of Article 2 of the aforementioned presidential decree provides that Eletronuclear contracts independent studies, to support the final decision of the CPPI, in the selection of the model. The BNDES was consulted due to its notorious performance in the PND. Additionally, BNDES is the agent indicated by Law 14,120 for the calculation of the price of energy produced by Angra 3, for which the inputs of these technical services are essential data.

In the process of this amendment, there was a competition from the counterparty in the discussion of the reimbursement amounts for third party services, in view of the market consultations carried out by the latter for contracting them.

Rio de Janeiro, May 26, 2021.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.